EFUTURE ANNOUNCES SECOND QUARTER 2011
UNAUDITED FINANCIAL RESULTS

eFuture reports in-line second quarter results and healthy third quarter guidance

BEIJING — August 22, 2011 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Note: Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”) has been classified as a discontinued operation for the first half ended June 30, 2011, following eFuture’s announcement on March 21, 2011, of the sale of its 51% stake in Wangku. The comparative figures for the second quarter and first half ended June 30, 2010 have been retrospectively reclassified to exclude discontinued operations, in accordance with US GAAP.

Second Quarter 2011 Financial Highlights

•	Total revenue decreased 21% year-over-year to RMB26.7 million (US$4.1 million).
~~•~~	Gross profit decreased 44% year-over-year to RMB8.4 million (US$1.3 million).
•	Adjusted EBITDA was minus RMB2.6 million (minus US$0.4 million), compared to RMB3.4 million in the second quarter 2010.
•	Operating loss was RMB7.1 million (US$1.1 million), compared to an operating loss of RMB2.0 million in the second quarter 2010.
•	Net loss was RMB5.5 million (US$0.8 million), compared to a net loss of RMB1.7 million in the second quarter 2010.
•	Adjusted net loss was RMB1.3 million (US$0.2 million), compared to adjusted net profit of RMB5.0 million in the second quarter 2010.
•	Basic and diluted net loss per share was RMB1.33 (US$0.21), as compared to a basic and diluted net loss per share of RMB0.48 in the second quarter 2010.
•	Adjusted diluted net loss per share was RMB0.32 (US$0.05), as compared to diluted net profit per share of RMB1.39 in the second quarter 2010.

Mr. Adam Yan, Chairman and Chief Executive Officer, said, “Revenue growth was in line with guidance as we returned to a steady and sustainable level of revenue generation following an exceptionally strong second quarter 2010. Our second quarter 2011 revenue partly reflects our increasing success at winning larger and longer software contracts. As our contracts have grown in size and scope, revenue recognition cycles have lengthened. Further, we generally see a progressive rise in demand throughout the year, as the first half of the year is typically slower than the second half. Our prime position in China’s retail and consumer goods industry ecosystem enables us to benefit from key trends including the growth of fashion chain stores, online shopping and logistics. As we enter our seasonally stronger second half, we believe that our innovative and attractive software and services offerings and superior client service will continue to result in above-industry growth rates.”

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Mr. Sean Zheng, Chief Financial Officer, commented, “We remain focused on further enhancing our leading market share by expanding our customer base and deepening relationships with existing clients, and at the same time continue to execute on cost reduction initiatives in order to improve our bottom line. Margin expansion remains a key element of our strategy as we focus on maximizing the profitability of our higher-margin core software business at the same time as increasing professional service revenues. We expect our success in capitalizing on the continued growth in China’s booming retail and consumer markets to result in third-quarter revenue in the range of RMB35 million to RMB45 million, representing year-over-year growth of 13% to 46%.”

SECOND QUARTER 2011 FINANCIAL RESULTS

Revenue

Total revenue for the second quarter of 2011 decreased 21% to RMB26.7 million (US$4.1 million) from RMB33.9 million in the second quarter 2010.

Revenue Breakdown

	2Q10	2Q11
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y % Change
Software license sales	18,695	7,576	1,172	(59)
Hardware sales	5,480	5,571	862	2
Service fee income	9,679	13,525	2,092	40
Total	33,854	26,671	4,126	(21)

Software license revenue for the second quarter 2011 decreased 59% year-over-year to RMB7.6 million (US$1.2 million), largely reflecting longer average periods between contract signing and revenue recognition due to the Company’s increasing success at winning larger and longer contracts, a significant proportion of which had not reached the point of revenue recognition as at June 30, 2011. In addition, the more typical level of software revenue achieved in the second quarter 2011 contrasts with the exceptionally strong growth achieved in the second quarter 2010 as the Company capitalized on pent-up demand as China’s retail and consumer goods industries emerged from the challenging market conditions of 2009.

Hardware revenue in the second quarter 2011 increased 2% year-over-year to RMB5.6 million (US$0.9 million) from RMB5.5 million in the second quarter 2010.

Service fee income for the second quarter 2011 increased 40% year-over-year to RMB13.5 million (US$2.1 million), compared to RMB9.7 million in the second quarter 2010, mainly due to continued strong growth from delivery services.

Cost of Revenue

Cost of revenue for the second quarter of 2011 decreased 3% to RMB18.3 million (US$2.8 million) from RMB18.8 million in the second quarter 2010.

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Cost of Revenue Breakdown

	2Q10	2Q11
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y % Change
Cost of software license sales	2,611	2,046	317	(22)
Cost of hardware sales	4,726	4,491	695	(5)
Cost of service fee	7,684	8,935	1,382	16
Amortization of acquired technology	2,626	2,066	320	(21)
Amortization of software costs	1,195	758	117	(37)
Total	18,842	18,296	2,831	(3)

Gross Profit and Gross Margin

Gross profit for the second quarter 2011 decreased 44% year-over-year to RMB8.4 million (US$1.3 million) from RMB15.0 million in the second quarter 2010. Consolidated gross margin for the second quarter 2011 was 31%, compared to 44% in the second quarter 2010. The decrease was mainly due to lower software license sales as a proportion of total revenue.

Operating Expenses

Research and development expenses (“R&D”) for the second quarter 2011 decreased 28% year-over-year to RMB1.0 million (US$0.2 million), compared to RMB1.4 million in the second quarter 2010. As a percentage of total revenue, R&D expenses remained constant, at 4%. The decrease in R&D expenses was due to the Company’s focus during the quarter on projects at the capitalization stage, which resulted in development costs being capitalized rather than expensed.

General and administrative expenses (“G&A”) increased 35% year-over-year to RMB10.4 million (US$1.6 million), mainly attributable to increased headcount as a result of business expansion and higher salaries due to industry-wide wage inflation. As a percentage of total revenue, G&A expenses increased to 39%, compared to RMB7.7 million, or 23% in the second quarter of 2010, when revenues were exceptionally high as the Company benefited from China’s retailers and consumer goods companies increasing their software and services spending in response to an improved economic climate.

Selling and distribution (“S&D”) expenses for the second quarter 2011 decreased 49% year-over-year to RMB4.0 million (US$0.6 million), or 15% of total revenue, compared with RMB7.9 million, or 23% of total revenue in the second quarter 2010, due to the success of the Company’s recent initiatives to increase the efficiency of its sales generation efforts.

Operating Loss

Operating loss in the second quarter 2011 was RMB7.1 million (US$1.1 million), compared to an operating loss of RMB2.0 million in the second quarter 2010.

Net Loss and Losses Per Share

Net loss for the second quarter 2011 was RMB5.5 million (US$0.8 million), compared to a net loss of RMB1.7 million in the second quarter 2010.

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Adjusted net loss for the second quarter 2011 was RMB1.3 million (US$0.2 million), compared to adjusted net profit of RMB5.0 million in the second quarter 2010.

Basic and diluted losses per share in the second quarter 2011 were RMB1.33 (US$0.21), compared to basic and diluted losses per share of RMB0.48 in the year-earlier period. Adjusted diluted losses per share were RMB0.32 (US$0.05), compared to adjusted diluted earnings per share of RMB1.39 in the second quarter 2010.

EBITDA

Adjusted EBITDA for the second quarter 2011 was minus RMB2.6 million (minus US$0.4 million), compared to RMB3.4 million in the second quarter 2010.

Balance Sheet and Cash Flow

As of June 30, 2011, cash and cash equivalents amounted to RMB54.3 million (US$8.4 million), a decrease of RMB19.0 million compared to RMB73.3 million as of December 31, 2010. This was largely due to greater expenditure on inventory and work in process in response to increased demand during the second quarter, as well as payment during the first quarter 2011 of a higher total annual bonus for 2010 relating to stronger year-over-year revenue growth during 2010.

Total accounts receivable as of June 30, 2011 rose 9% to RMB15.9 million (US$2.5 million) from RMB14.6 million as of December 31, 2010 due to the higher proportion of service fee income within the revenue mix. According to contractual terms, the cash collection period for service fee contracts tends to be longer than for other business lines, therefore impacting accounts receivable.

Advances to suppliers increased 137% to RMB4.9 million (US$0.8 million) from RMB2.1 million as of December 31, 2010, due mainly to an increase in advance payments relating to the purchase of hardware as a result of the expansion of eFuture's one-stop solution service.

Inventory and work in process increased 145% to RMB38.3 million (US$5.9 million) from RMB15.6 million at the end of December 2010, as some large, on-going projects were incomplete as of June 30, 2011. The Company estimates that the majority of its inventory and work in process as of June 30, 2011 will be recognized as cost of revenue by the end of 2011, in line with the revenue recognition of the related projects.

Advances from customers increased 53% to RMB65.3 million (US$10.1 million) from RMB42.7 million as of December 31, 2010, attributable to the lengthening of revenue recognition cycles resulting from the growth in the size and scope of contracts signed.  This resulted in an increased level of installment payments having been made before the associated contracts had reached the point of revenue recognition.

For the quarter ended June 30, 2011, net cash used in operating activities was RMB7.1 million (US$1.1 million), relating mainly to the RMB9.4 million (US$1.5 million) collection of advance payments from customers offsetting the RMB18.0 million (US$2.8 million) rise in inventory and work in process due to increased client demand. Net cash used in investing activities was RMB2.0 million (US$0.3 million), mainly reflecting cash paid for the purchase of property and equipment and expenditure on intangible assets, including capitalized projects.

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THIRD QUARTER 2011 GUIDANCE

eFuture expects total revenue for the third quarter 2011 to be in the range of approximately RMB35 million (US$5.5 million) to RMB45 million (US$7.0 million). Adjusted EBITDA for the third quarter 2011 is expected to be in the range of approximately breakeven to RMB5 million (US$0.8 million).

CONFERENCE CALL INFORMATION

eFuture’s senior management will host a conference call on Tuesday, August 23, 2011 at 8:00 am (US Eastern) / 5:00 am (US Pacific) / 8:00 pm (Beijing) to discuss the Company’s second quarter 2011 financial results and recent business activity. The conference call may be accessed by dialing:

United States Toll Free	+1 866 788 0538
United States Toll	+1 857 350 1676
United Kingdom Toll Free	0808 234 7616
United Kingdom Toll	+44 207 365 8426
Hong Kong Toll Free	800 963 844
Hong Kong Toll	+852 3002 1672
China Toll Free	10 800 852 1490
10 800 152 1490
China Toll	+86 400 8811 629
International Dial-in	+1 857 350 1676
Passcode	eFuture

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Tuesday, August 30, 2011:

United States Toll Free	+1 888 286 8010
US Toll / International Dial-in	+1 617 801 6888
Passcode	49929209

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eFuture's website at http://www.e-future.com.cn.

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.4635 to US$1.00, the noon buying rate for US dollars in effect on June 30, 2011 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

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USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

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STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries.  eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2011 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of August 22, 2011, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

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Investor Contact: Troe Wen, Company Secretary eFuture Information Technology Inc. +86 10 5293 7699 ir@e-future.com.cn	Investor Relations (US): Kelly Gawlik Taylor Rafferty +1 212 889 4350 eFuture@Taylor-Rafferty.com

Investor Relations (HK): Mahmoud Siddig Taylor Rafferty +852 3196 3712 eFuture@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

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EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.4635

CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	June 30,	June 30,
	2010	2011	2011	Variance
	(Unaudited)	(Unaudited)	(Unaudited)	Amount	%
ASSETS
Current assets
Cash and cash equivalents	73,250,856	54,264,477	8,395,525	(18,986,379)	-26%

Trade receivables, net of allowance for doubtful accounts of ¥2,088,870 and ¥3,171,663($490,704), respectively	14,577,251	15,880,118	2,456,891	1,302,867	9%
Refundable value added tax	2,655,666	2,716,879	420,342	61,213	2%
Advances to employees	2,469,570	2,452,413	379,425	(17,157)	-1%
Advances to suppliers	2,050,911	4,851,831	750,651	2,800,920	137%

Other receivables due from previously consolidated entities	3,095,000	3,095,000	478,843	-	0%
Other receivables	2,361,686	2,979,837	461,025	618,151	26%
Prepaid expenses	670,619	1,621,785	250,914	951,166	142%
Inventory and work in process, net of inventory provision of ¥3,138,266 and ¥3,379,096 ($522,797), respectively	15,625,686	38,303,224	5,926,081	22,677,538	145%
Current assets of discontinued operations	1,593,013	-	-	(1,593,013)	-100%
Total current assets	118,350,258	126,165,564	19,519,697	7,815,306	7%
Non-current assets
Long-term investments, at cost	240,000	240,000	37,132	-	0%
Deferred loan costs	471,808	282,386	43,689	(189,422)	-40%
Property and equipment, net of accumulated depreciation of ¥4,641,786 and ¥5,559,698($860,168), respectively	4,617,831	3,823,193	591,505	(794,638)	-17%
Intangible assets, net of accumulated amortization of ¥54,687,822 and ¥60,698,780($9,391,008), and net of impairment of ¥2,401,502 and ¥2,401,502($371,548), respectively	24,264,471	20,672,828	3,198,395	(3,591,643)	-15%
Goodwill	80,625,667	80,625,667	12,473,995	-	0%
Non-current assets of discontinued operations	13,262,120	-	-	(13,262,120)	-100%
Total non-current assets	123,481,897	105,644,074	16,344,716	(17,837,823)	-14%
Total assets	241,832,155	231,809,638	35,864,413	(10,022,517)	-4%

LIABILITIES AND EQUITY
Current liabilities
Trade payables	6,763,668	12,626,831	1,953,559	5,863,163	87%
Other payables	11,236,527	9,557,328	1,478,661	(1,679,199)	-15%
Accrued expenses	16,000,966	10,037,841	1,553,004	(5,963,125)	-37%
Taxes payable	6,508,039	64,817	10,028	(6,443,222)	-99%
Advances from customers	42,688,878	65,330,222	10,107,561	22,641,344	53%
Deferred tax liabilities, current portion	995,104	-	-	(995,104)	-100%
Liabilities of discontinued operations	18,182,475	-	-	(18,182,475)	-100%
Total current liabilities	102,375,657	97,617,039	15,102,813	(4,758,618)	-5%
Long-term liabilities

10% ¥6,600,000 and ¥6,548,300 ($1,000,000) convertible notes payable, net of ¥6,552,850 and ¥6,349,464($982,357) of unamortized discount, respectively	47,150	114,036	17,643	66,886	142%
Derivative liabilities	354,420	11,427	1,768	(342,993)	-97%
Deferred tax liabilities	2,733,107	140,244	21,698	(2,592,863)	-95%
Total long-term liabilities	3,134,677	265,707	41,109	(2,868,970)	-92%

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,599,536 shares and 3,937,221 shares issued and outstanding, respectively	2,161,766	2,353,068	364,055	191,302	9%
Additional paid-in capital	220,293,916	222,875,245	34,482,130	2,581,329	1%
Statutory reserves	3,084,020	3,084,020	477,144	-	0%
Accumulated deficits	(86,011,313)	(94,385,441)	(14,602,838)	(8,374,128)	10%
Total eFuture Information Technology Inc. Shareholders' Equity	139,528,389	133,926,892	20,720,491	(5,601,497)	-4%
Non-controlling interest	(3,206,568)	-	-	3,206,568	-100%
Total equity	136,321,821	133,926,892	20,720,491	(2,394,929)	-2%
Total liabilities and equity	241,832,155	231,809,638	35,864,413	(10,022,517)	-4%

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EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.4635
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2010	2011	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Software revenue	24,419,335	11,761,918	1,819,744	18,695,104	7,575,915	1,172,107
Hardware revenue	7,658,575	10,286,433	1,591,465	5,479,760	5,570,679	861,867
Service fee revenue	15,400,835	23,808,121	3,683,472	9,678,929	13,524,746	2,092,480
Total Revenues	47,478,745	45,856,472	7,094,681	33,853,793	26,671,340	4,126,454

Cost of revenues
Cost of software revenue	4,955,750	3,001,723	464,411	2,610,799	2,045,444	316,461
Cost of hardware revenue	6,957,527	9,050,785	1,400,292	4,725,789	4,491,337	694,877
Cost of service fee revenue	11,864,390	14,874,544	2,301,314	7,683,888	8,935,024	1,382,382
Amortization of acquired technology	5,506,836	4,360,378	674,616	2,626,334	2,066,045	319,648
Amortization of software costs	2,424,419	1,650,579	255,369	1,194,947	757,747	117,235
Total Cost of Revenues	31,708,921	32,938,009	5,096,002	18,841,756	18,295,597	2,830,603

Gross Profit	15,769,824	12,918,463	1,998,679	15,012,037	8,375,743	1,295,851
	33%	28%		44%	31%
Operating Expenses
Research and development expenses	2,072,279	3,154,632	488,069	1,380,475	996,702	154,205
General and administrative expenses	15,484,076	18,221,866	2,819,195	7,730,991	10,417,671	1,611,769
Selling and distribution expenses	12,685,369	9,545,452	1,476,824	7,852,241	4,038,501	624,816
Total Operating Expenses	30,241,724	30,921,950	4,784,088	16,963,707	15,452,874	2,390,790

Loss from operations	(14,471,900)	(18,003,487)	(2,785,409)	(1,951,670)	(7,077,131)	(1,094,939)

Other income (expenses)
Interest income	194,200	128,446	19,873	77,036	58,166	8,999
Interest expenses	(300,024)	(326,892)	(50,575)	(170,309)	(162,434)	(25,131)
Interest expenses - amortization of discount on convertible notes payable	(10,063)	(82,408)	(12,750)	(134)	(68,091)	(10,535)
Interest expenses - amortization of deferred loan costs	(182,383)	(192,014)	(29,707)	(91,778)	(96,627)	(14,950)
Gains on derivative liabilities	2,743,116	339,521	52,529	1,445,963	36,630	5,667
Foreign currency exchange gain/(loss)	(564,773)	53,963	8,349	(269,775)	162,177	25,091
Loss from continuing operations before income tax	(12,591,827)	(18,082,871)	(2,797,690)	(960,667)	(7,147,310)	(1,105,798)
Less: Income tax benefit	(1,388,618)	(3,587,968)	(555,112)	(132,077)	(1,655,887)	(256,190)
Loss from continuing operations	(11,203,209)	(14,494,903)	(2,242,578)	(828,590)	(5,491,423)	(849,608)
Less: Net loss attributable to the non-controlling interest	(1,162,828)	(511,423)	(79,125)	(748,034)	-	-
Net loss from continuing operations attributable to eFuture Information Technology Inc.	(10,040,381)	(13,983,480)	(2,163,453)	(80,556)	(5,491,423)	(849,608)
Discontinued operations
Gain (Loss) from discontinued operations (including gain on disposal of ¥6,701,170 ($1,023,345))	(2,607,813)	5,609,352	867,851	(1,643,946)	-	-
Gain (Loss) from discontinued operations	(2,607,813)	5,609,352	867,851	(1,643,946)	-	-
Net loss	(12,648,194)	(8,374,128)	(1,295,602)	(1,724,502)	(5,491,423)	(849,608)
Earnings (Loss) per common stock
Basic	(3.51)	(2.03)	(0.31)	(0.48)	(1.33)	(0.21)
- Continuing operations	(2.79)	(3.39)	(0.52)	(0.02)	(1.33)	(0.21)
- Discontinued operations	(0.72)	1.36	0.21	(0.46)	-	-
Diluted	(3.51)	(2.03)	(0.31)	(0.48)	(1.33)	(0.21)
- Continuing operations	(2.79)	(3.39)	(0.52)	(0.02)	(1.33)	(0.21)
- Discontinued operations	(0.72)	1.36	0.21	(0.46)	-	-
Basic Weighted-average Shares Outstanding	3,599,485	4,130,221	4,130,221	3,599,485	4,130,221	4,130,221
Fully-Diluted Weighted-average Shares Outstanding	3,599,485	4,133,508	4,133,508	3,599,485	4,130,221	4,130,221

10/ 12

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.4635
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2010	2011	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss attributable to eFuture Information Technology Inc.	(12,648,194)	(8,374,128)	(1,295,603)	(1,724,502)	(5,491,423)	(849,605)
Adjustments to reconcile net loss attributable to eFuture Information Technology Inc. to net cash flows provided by operating activities:
Depreciation of property and equipment	906,922	1,003,923	155,322	543,819	451,596	69,869
Amortization of intangible assets	8,165,949	6,059,055	937,426	3,938,628	2,823,792	436,883
Amortization of discount on convertible notes payable	10,063	82,408	12,750	134	68,091	10,535
Amortization of deferred loan costs	182,383	192,014	29,707	91,778	96,627	14,950
Gains on derivative liabilities	(2,743,116)	(339,521)	(52,529)	(1,445,963)	(36,630)	(5,667)
Investment income	-	(6,701,170)	(1,036,771)	-	-	-
Loss on disposal of property and equipment	33,076	20,444	3,163	19,057	20,444	3,163
Allowance for doubtful accounts	2,001,939	1,087,885	168,312	1,134,399	146,033	22,593
Provision for loss in inventory and work in process	1,178,457	1,127,852	174,496	1,178,457	1,127,852	174,496
Compensation expenses for options granted to employees	1,570,399	2,107,031	325,989	22,180	961,031	148,686
Compensation expenses for restricted shares awarded to directors and senior management	1,222,482	665,610	102,980	1,222,482	323,080	49,985
Deferred income taxes	(1,388,619)	(3,587,967)	(555,112)	(132,078)	(1,655,886)	(256,190)
Foreign exchange gain (loss)	289,286	(226,004)	(34,966)	289,286	(139,561)	(21,592)
Non-controlling interest	(1,162,828)	(511,423)	(79,125)	(748,034)	-	-
Changes in assets and liabilities:				-	-	-
Trade receivables	3,683,511	(2,361,976)	(365,433)	(1,041,508)	3,869,725	598,704
Refundable value added tax	(74,804)	(61,213)	(9,471)	(1,008,856)	(891,854)	(137,983)
Advances to employees	(1,378,659)	17,156	2,654	632,212	(286,177)	(44,276)
Advances to suppliers	(481,158)	(2,817,436)	(435,899)	(476,965)	1,306,781	202,179
Other receivables	(1,440,098)	(743,662)	(115,056)	(1,505,046)	(332,263)	(51,406)
Prepaid expenses	(126,395)	(951,166)	(147,160)	(906,289)	(1,384,265)	(214,166)
Inventory and work in process	(5,812,071)	(23,799,603)	(3,682,154)	(1,524,629)	(18,034,996)	(2,790,283)
Trade payables	(4,838,811)	5,842,247	903,883	(1,802,170)	5,924,482	916,606
Other payables	(2,313,943)	(1,496,364)	(231,510)	(707,052)	(152,348)	(23,571)
Accrued expenses	(3,384,681)	(5,818,718)	(900,243)	(3,074,175)	(1,808,584)	(279,815)
Taxes payable	(1,248,313)	(6,486,214)	(1,003,514)	1,037,007	(3,461,212)	(535,501)
Advances from customers	9,668,553	23,142,000	3,580,413	5,043,609	9,446,801	1,461,561
Net cash provided by (used in) operating activities	(10,128,670)	(22,928,940)	(3,547,451)	(944,219)	(7,108,864)	(1,099,845)

Cash flows from investing activities:
Purchases of property and equipment	(476,250)	(254,852)	(39,429)	(452,189)	(101,158)	(15,651)
Payments for intangible assets	(1,399,026)	(2,419,315)	(374,304)	(971,570)	(1,857,797)	(287,429)
Long-term investment	(240,000)	-	-	(240,000)	-	-
Acquisition of business	(15,000,000)	-	-	(5,000,000)	-	-
Disposal of investments		5,895,999	912,199	-	-	-
Net cash provided by (used in) investing activities	(17,115,276)	3,221,832	498,466	(6,663,759)	(1,958,955)	(303,080)

Cash flows from financing activities:

Issuance of common stock for cash, net of offering costs paid	-	-	-	-	-	-
Proceeds from exercise of options	36,068	-	-	36,068	-	-
Net cash provided by financing activities	36,068	-	-	36,068	-	-

Effect of exchange rate changes on cash and cash equivalents	(23,466)	204,407	31,625	(318,806)	122,304	18,922

Net increase (decrease) in cash and cash equivalents	(27,231,344)	(19,502,701)	(3,017,360)	(7,890,716)	(8,945,515)	(1,384,003)

Change in cash and cash equivalents included in the current assets of discontinued operations	851,231	516,322	79,883	(25,591)	-	-
Cash and cash equivalents at beginning of period	57,441,322	73,250,856	11,333,002	38,977,516	63,209,992	9,779,530
Cash and cash equivalents at end of year	31,061,209	54,264,477	8,395,525	31,061,209	54,264,477	8,395,527

Supplemental cash flow information
Interest paid	539,207	323,175	50,000	419,733	159,468	24,672

11/ 12

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.4635
NON-GAAP MEASURES OF PERFORMANCE

	Six months ended			Three months ended
Continuing operations	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2010	2011	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP Basis)	(14,471,900)	(18,003,487)	(2,785,409)	(1,951,670)	(7,077,131)	(1,094,939)

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	5,506,836	4,360,378	674,616	2,626,334	2,066,045	319,648
Add back amortization of intangibles	2,424,419	1,650,579	255,369	1,194,947	757,747	117,235
Add back share-based compensation expenses	2,792,881	2,772,631	428,967	1,244,662	1,292,187	199,921
Adjusted non-GAAP operating earnings/(loss)	(3,747,764)	(9,219,899)	(1,426,457)	3,114,273	(2,961,152)	(458,135)
Add back depreciation	673,472	947,937	146,660	322,869	395,610	61,207

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(3,074,292)	(8,271,962)	(1,279,797)	3,437,142	(2,565,542)	(396,928)

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-30%	-39%	-39%	-6%	-27%	-27%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	12%	10%	10%	6%	5%	5%
Amortization of intangibles	5%	4%	4%	3%	2%	2%
Share-based compensation expenses	6%	6%	6%	3%	3%	3%
Adjusted non-GAAP operating income/(loss)	-8%	-20%	-20%	5%	-18%	-18%
Depreciation	1%	2%	2%	1%	1%	1%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-6%	-18%	-18%	6%	-17%	-17%

NON-GAAP EARNINGS PER SHARE
Net loss from continuing operations	(10,040,381)	(13,983,480)	(2,163,453)	(80,556)	(5,491,423)	(849,605)
Amortization of acquired software technology	5,506,836	4,360,378	674,616	2,626,334	2,066,045	319,648
Amortization of intangibles	2,424,419	1,650,579	255,369	1,194,947	757,747	117,235
Share-based compensation expenses	2,792,881	2,772,631	428,967	1,244,662	1,292,187	199,921
Accretion on convertible notes	10,063	82,408	12,750	134	68,091	10,535
Adjusted Net Income/(Loss)	693,818	(5,117,484)	(791,751)	4,985,521	(1,307,353)	(202,266)

Adjusted non-GAAP diluted earnings/(loss) per share	0.19	(1.24)	(0.19)	1.39	(0.32)	(0.05)
Shares used to compute non-GAAP diluted earnings per share	3,599,485	4,130,221	4,130,221	3,599,485	4,130,221	4,130,221

12/ 12